



truCrowd

RECC
LIVE L
A MICHAEL VARNE

OFFERING ST

1,000 Units of SAFE+REV		
	# Of Shares	To
Target Offering	**1,000**	
Maximum Amount	**107,000**	

THE COM

1. Name of issuer: **Varner**

ELIGIBI

2. ☑ Check this box to certify that all of the following

- ☐ Organized under, and subject to, the laws of a St Columbia.
- ☐ Not subject to the requirement to file reports pur Exchange Act of 1934.
- ☐ Not an investment company registered or require Act of 1940.
- ☐ Not ineligible to rely on this exemption under disqualification specified in Rule 503(a) of Regula disqualifications, see Question 30 of this Questio
- ☐ Has filed with the Commission and provided to inv required by Regulation Crowdfunding during th offering statement (or for such shorter period that





OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	*Total*
Target Offering	**1,000**	
Maximum Amount	**107,000**	**$1**

DIRECTORS OF T

Name: Michael Varner

Principal Occupation: Music Executive
Employer: N/A
Employer's principal business: Music

List all positions and offices with the issuer held and
in the position or office: None.

Business Experience: List the employers, titles and d
with an indication of job responsibilities:

Employer: Adient plc
Employer's principal business: Automotive
Title: Senior Analyst - Compensation
Responsibilities: Analyze compensation of s

Employer: Allergan plc
Employer's principal business: Pharmaceuti
Title: Senior Analyst – Compensation
Responsibilities: Analyze compensation of





OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	*Total*
Target Offering	**1,000**	
Maximum Amount	**107,000**	**$1**

Responsibilities: Analyze compensation of s

Employer: Allergan plc
Employer's principal business: Pharmaceuti
Title: Senior Analyst – Compensation
Responsibilities: Analyze compensation of s

Employer: Institutional Shareholder Service
Employer's principal business: Corporate G
Title: Associate
Responsibilities: Write and review reports o

PRINCIPAL SECURI

Name of Holder	*No. and Class Securities Now H*
Michael Varner	6,000,000 Shares of C Stock





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L RECO
LIVE L
A MICHAEL VARNER

OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	*Total*
Target Offering	**1,000**	
Maximum Amount	**107,000**	**$1**

Collectively, indie labels are now bigger than any maj share in a second straight year in the 3-year growth perio earned, Indies took a 32.2% market share, outranking t group at 29.7%, Sony only took 21.9% of the market sh share[2].

Revenues for 2018 showed an increase in market share f formats. Indies achieved a 39.2% while UMG acquired labels in terms of publishing at an amazing 41.2 % mar and UMG with 19.8% and Warner/Chappell music Independent labels are the future of the music industry opening newer channels of growth for the industry.

L2 Records is an indie record label based in Detroit, US label is focused on signing artistes and producers in t Records employs a hands-on method as opposed to sim by artists.

L2 Records is currently seeking an equity investment o its premiere artist and acquiring new artists and produc artists, fund their productions and promotions.

The company is looking to transit into a C Corp that act This would accommodate the acceptance of investment





OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	Total
Target Offering	**1,000**	
Maximum Amount	**107,000**	**$1**

revenues accounted for a global total of $5.3 billion[7]. T
music entertainment market due to consumer preference
entertainment solutions like streaming. The indie segmen
label's global sales, rising to 6 billion and a 0.9% rise in r
that around $1.2 billion of indie label revenue was distri
in 2019 with the U.S market experiencing a market grow

Independent artists are now playing within a billion-d
experiencing a 3-year consecutive growth period after a
time for segments such as the indie segment to lead the g
the next decade. As the music industry grew at an overa
indie sector alone made up 80% of the growth and ac
revenues[9].

Our Services

Our services as an independent record label is to manage
promotional and distribution requirements of the music.
within the value chain of the music entertainment mark
deals guiding the engagement with the artist under mana

MARKET ANALYSIS





OFFERING STA

	1,000 Units of SAFE+REV a	
	# Of Shares	Total
Target Offering	**1,000**	
Maximum Amount	**107,000**	$1

78%

Indie Label   Major La

Streaming was the major driver of growth, increasing by







truCrowd

RECO
LIVE LI

OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	*Total*
Target Offering	**1,000**	
Maximum Amount	**107,000**	**$1**

GLOBAL RECORDED MUSIC
REVENUES BY SEGMENT 2017
30%
16%
38%
14%
2%
Physical
Digital (excluding streaming)
Streaming
Performance Rights
Synchronisation Revenues
Julie Bergan courtesy of Warner Music Group



TOP TEN MU
7
1
1. USA
2. Japan
3. Germany
4. UK
5. France

The Independent Label Music Production in the US indu
to reach revenue of $456m in 2018. The number of bus





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L2 RECO
LIVE L
A MICHAEL VARNE

OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	*Total*
Target Offering	**1,000**	
Maximum Amount	**107,000**	**$1**

consumer purchasing power increases, benefiting the
disposable income is expected to increase in 2018, repres
industry[15].

The adoption of more digital solutions like cloud-based
customer preference for downloads and physical form
independent record labels are going about their opera
managing the artistes and the music and less of the distri
generation from ticket sales from tours and concerts for
the mainstream market. This is where the partnership bet
indie labels are fostered.

Target Market Segmentation

L2 Records is targeted at major stakeholders in the music
artists, major labels, media houses, digital video str
YouTube, digital audio streaming platforms like SoundC

Competitive Landscape

The increasing adoption of digital solutions in the music
Indie music segment of the music industry. There are





OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	Total
Target Offering	1,000	
Maximum Amount	107,000	$1

Entertainment One Music

Entertainment One music has been founded since 1987 a and have been responsible for some of the most importa from the likes of KRS-One, Tha Dogg Pound, Public En The Game and Snoop Dogg.

Fool's Gold

Fool's Gold specializes in the EDM and Rock music ge It is home to artistes such as Danny brown, Brockhampt Just Blaze, Party supplies and Trackademicks. The labe their release of the debut album by Run the Jewels.

Competitive Advantage

The competitive record at L2 Records is the dynamic artistes and their promotional campaigns owing to the le experience from corporate America.

L2 Record adopts a Hands-on approach to the indie musi ethics and passion to the music production and promotio

 

OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	*Total*
Target Offering	**1,000**	
Maximum Amount	**107,000**	**$1**

- • **Business-to-customer objective**: Acquire new first campaign. By driving key engagement increasing our fan base annually.
- • **Business-to-Business objective**: Aggressively Records within the independent music segment on social media platforms and referrals from stra major labels and music influencers.

Our aim is to become the most mentioned brand for ind industry in 3 years.

Revenue Strategy

Our revenue is generated from percentage of profits fro generate revenue from artist performance and other rever and related advertisement campaigns.

L2 Records will also generate revenue from joint ventu and split costs and profits from promoting a new artist.

Marketing and Communications Str

Our promotion campaign would adopt a multifaceted pro




OFFERING STA

	# Of Shares	Total
1,000 Units of SAFE+REV a		
Target Offering	**1,000**	
Maximum Amount	**107,000**	**$1**

Strategic Partnerships

L2 Records will establish strategic partnerships with
producers, clubs, media firms and other affiliated organi
following amongst the B2B market and help with brandin
are expected to utilize these product features with their c
The strategic partnerships with will be a unique marke
expects not to only provide great entertainment content, b
of independent music in the industry.

Critical Success Factors

L2 Records is positioned to be a long-term successful bus
success in this business within the first three years of car
The following are what we believe are keys to our succe

1. **Continuously developing our music quality**. C
   consumers and constantly ensuring that they
   systems are key to our success.

2. **Having a loyal fan base**. We would host and m





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RECO
LIVE L

OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	Total
Target Offering	1,000	
Maximum Amount	107,000	$1

wholly owns the LLC like a holding company, and then
the holding company.

Michael Varner founded L2 Records in 2018 after spen
America leading teams and solving problems in co
compensation. Michael Varner's venture into the m
engagement with a music producer, DJ Denz which e
abounded in the music space. He identified his love for
producers and improving their work and became the
which stands for Live Lit Records.

Music production isn't Michael's first time in the enter
hobby for over 5 years and he has a love for theatre and
as an A&R Executive producer to mold artistes like Biggi
that will reflect his personal, enthusiastic energy express

Michael hails from Southfield, a suburb of Detroit, Mic
reflect the energy and enthusiasm of his personality by
music artists.

Staffing Strategy

Sequel to the successful launch of the campaign, new sta



OFFERING STA

	1,000 Units of SAFE+REV a
	# Of Shares	*Total*
Target Offering	**1,000**	
Maximum Amount	**107,000**	**$1**

✦ Accounting and Tax services

✦ Content Development & Management team

✦ Consumer and contents data gathering and resea

✦ Marketing & Promotions team

The label has already secured and utilized a number of v

FINANCIAL PROJECTIONS

The financial plan depends on a number of important a
are:

- A medium-growth economy, without a major re

- No unforeseen changes in technology to make o

- The Tax rate will be 19%.

- Cost of service delivery is 45% of total revenue





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RECO
LIVE L

OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	*Total*
Target Offering	**1,000**	
Maximum Amount	**107,000**	**$1**

The U.S. Securities and Exchange Commission does not pa the terms of the offering, nor does it pass upon the accurac literature.

These securities are offered under an exemption from r Exchange Commission has not made an independent deter registration.

Crowdfunding for early stage companies is relativ offerings of the securities of early stage companies to re industry that has only started to develop with the SEC's and Regulation Crowdfunding on May 16, 2016. Early s crowdfunding as a method of capital formation, which w choose from and less research for us to prepare. Alternat crowdfunding as a viable investment substitute, which w raising money and a smaller potential customer base. As fewer customers or acquire customers at a slower pace t

• **This is a brand-new company.** We were formed in 20 The company has not implemented its business plan or early stage company with debt on the books we conside objectives.

• **We are in a highly competitive niche.** The music ind





OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	Total
Target Offering	1,000	
Maximum Amount	107,000	$1

a dependency on raising additional capital until the co
failed to raise additional capital, the growth of the comp

• It is difficult for us to accurately predict our earni
high cost in marketing and promotion, and who's revenu
contracts, we are not able to predict accurately the rev
projections are thus based on a generalization of our Stan
of commercialization results, yet are not based on factua

General Risks Associated with an Early Stage Comp

As a new company we have a limited operating histo
2019, the subsidiary we acquired was organized in 201
which you may evaluate our business and prospects. W
have not yet commenced full-scale operations. Accordi
our activities to date have involved research and develo
efforts to raise startup capital. Our business and prosp
expense and difficulties frequently encountered by
development, particularly companies in highly competit
effectively allocate our resources, manufacture our pro
customer base, our business operating results and financ
we may be unable to execute our business plan, and our





OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	Total
Target Offering	1,000	
Maximum Amount	107,000	$1

assumptions, which assumptions may prove to be incor
limited to (i) the future status of local, regional and inter
for our products, (iii) anticipated costs associated w.
distribution of our products, and (iv) anticipated proc
Accordingly, there can be no assurance that such pr
accurately predict future events or actual performance
considered speculative and are qualified in their entiret
disclosed in this Memorandum. Investors are advised to
business advisors concerning the validity and
reasonableness of the factual, accounting and tax assu
whatsoever are made by the Company, its affiliates or
profitability of the Company or the results of making
projections end up being significantly different than curr
impacted. Our business therefore may not be able to
revenues. The business could be at risk of closing, and
their investments.

We may not effectively manage growth. The anticipa
result in a corresponding growth in the demands on the
infrastructure and internal controls. While we are plann
may strain resources and operational, financial, human a
may not be adequate to support the Company's operatio
further management systems and procedures. There ca





OFFERING STA

	1,000 Units of SAFE+REV a	
	# Of Shares	Total
Target Offering	1,000	
Maximum Amount	107,000	$1

on any of the Company's assets resulting in a material operating results or financial condition.

Many of our competitors have greater brand recogni and other resources. Many of our competitors have gre marketing, and other resources than the Company. Man agreement with the 3 major labels early on and receive build a brand, but also will receive support in ma disproportionate advantage to an independent label like with its own resources.

Management has broad discretion as to the use of pro Offering will be used for the purposes described und reserves the right to use the funds obtained from this Off purposes not presently contemplated, which it deems to order to address changed circumstances or opportunities be relying on current use of proceed forecasts for the in a change of the use of these funds.

Management has voting control of the Company. Ma holds a majority of the issued and outstanding voting c stock ownership and positions with the Company, the cu to control the affairs and management of the Company a





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RECC

LIVE L

A MICHAEL VARNER

OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	Total
Target Offering	1,000	
Maximum Amount	107,000	$1

General economic conditions, including a prolonge consumer purchases, which could adversely affect dependent on a number of factors impacting consumer business conditions; consumer confidence; wages and consumer debt levels; availability of consumer credit; cr energy shortages; taxes; general political conditions, b customer traffic within department stores, malls and Consumer product purchases, including purchases of ou periods. A prolonged downturn or an uncertain outlook affect our business, revenues and profits.

Indebtedness of the Issuer. Varner Enterprises, and its obligations on its books. Until we can repay back such d

Risks Associated with an Investment in Securities

Best efforts offering. This Offering is being made on a number of Shares required to be sold. As subscription periods expire), the subscription funds will be available intended use of proceeds. Subscriptions are irrevocable (subscribers will not have the opportunity to have their fu of success in recruiting other investors. Accordingly, init degree of risk. The Company has not engaged the ser





OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	Total
Target Offering	1,000	
Maximum Amount	107,000	$1

resulting loss of all or part of investments made by the C
equity securities are issued in connection with future fi
shareholders could be diluted. Dilution of ownership per
securities issued pursuant
to possible sales or grants to existing shareholders, offi
employees.

We are relying on certain exemptions from registrat
reliance upon certain exemptions from the registratio
applicable state securities laws. If the sale of the Shares
purchasers may seek rescission of their purchases of th
obtain rescission, the Company would face significant
affect the Company as a whole, as well as any non-resci

The Shares are restricted securities and a market for
Investors should be aware of the potentially long-term r
Shares will be required to represent that it is purchas
investment purposes and not with a view to resale or dis
the economic risks of the investment for an indefinite
registered the Shares, nor any other securities under the
may not be able to sell or transfer their securities under
Moreover, there is no public market for the Company
develop prior to a registration undertaken by the Compa





OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	Total
Target Offering	1,000	
Maximum Amount	107,000	$1

Sarbanes-Oxley Act—the most far reaching legislation a
were created in the 1930's—impacts everything from th
trades by management, from committee independence t
and from officer loans to employee whistle-blowing.

Public and registered companies are facing dramatic cha
governance requirements under the Sarbanes-Oxley Act
SEC, NASDAQ and the NYSE. While these new rules a
companies, their influence on private companies is being

- A private company will become subject to the S
statement with the SEC in anticipation of an IPO
- The Sarbanes-Oxley Act may result in increa
considered for acquisition by a public company.
- In order to conduct an IPO, a private company w
the requirements of the Sarbanes-Oxley Act and
- Full compliance with the Sarbanes-Oxley Act –
– can significantly slow the efforts of private co
to enter the public markets.

The Offering price is arbitrary. The price of the Share
by the Company, without considering such matters
development and the general condition of the industry i
bears little relationship to the assets, net worth, or any c





OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	Total
Target Offering	1,000	
Maximum Amount	107,000	$1

Varner Enterprises is raising capital to grow L2 Re
marketing which is a critical activity to develop both
to promote and expose current artists under contr
production, and new "hits / singles" to release with
artist's catalogue. L2 Records needs to produce and
secure a Co-Development agreement with a major rec
needs a minimum of $250,000 per year to record ar
securing 1 co-development agreement with an awa
producing $500,000 in new revenue to invest back in

As a new company Varner Enterprises needs an addi
and marketing of its services to attract new talent.

10. How does the issuer intend to use the proceeds of thi

Total Proceeds

Less: Offering Expenses (FP Fees)

Net Proceeds

 

OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	Total
Target Offering	1,000	
Maximum Amount	107,000	$1

12.   How can an investor cancel an investment commitme

**NOTE: Investors may cancel an investment com
identified in these offering materials.**

The intermediary will notify investors when the ta

**If the issuer reaches the target offering amount p
materials, it may close the offering early if it prov
least five business days prior to such new offering
require an extension of the offering and reconfirm**

**If an investor does not cancel an investment comm
offering deadline, the funds will be released to t
investor will receive securities in exchange for his**

**If an investor does not reconfirm his or her inves
made to the offering, the investor's investment co
funds will be returned.**

OWNERSHIP AND CAPI

The Offe





OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	Total
Target Offering	1,000	
Maximum Amount	107,000	$1

14. Do the securities offered have voting rights? ☐ Yes

15. Are there any limitations on any voting or other right

The securities to be sold have no voting rights.

16. How may the terms of the securities being offered be

None.

Restrictions on Transfer of the

The securities being offered may not be transferred by any p period beginning when the securities were issued, unless such

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S
(4) to a member of the family of the purchase purchaser, to a trust created for the benefit o equivalent, or in connection with the dea circumstance.

 
OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	*Total*
Target Offering	**1,000**	
Maximum Amount	**107,000**	$1

	10,000,000	6,000,000

18. How may the rights of the securities being offered
     rights of any other class of security identified above?

     None.

19. Are there any differences not reflected above betwee
     of security of the issuer? ☐ Yes   ☑ No

20. How could the exercise of rights held by the princi
     affect the purchasers of the securities being offered?

     The securities being offered cannot be changed. How
     will decided when or if the SAFE will get converted

21. How are the securities being offered being value
     securities may be valued by the issuer in the future, i

     The valuation of the company has been performed
     information, including but not limited to: 1. the quali
     2 - the market of reference and business model; 3. the





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RECC
LIVE L

OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	Total
Target Offering	1,000	
Maximum Amount	107,000	$1

VALUATION

The 5 Methods Used



$ 940,716
Scorecard Method
$ 775,000
Check-List Method
Ven

These methods are combined in a weighted avera
according to the stage of development of the compa
more emphasis on the 2 qualitative methods for early





truCrowd

RECO
LIVE L

OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	*Total*
Target Offering	**1,000**	
Maximum Amount	**107,000**	**$1**

VALUATION

The Average Pre-Money valuation is:

Lower Bound	$ 1,733,000

The valuation was calculated at pre-money: **$2,800,0**

22. What are the risks to purchasers of the securities r

The right to demand current distributions fro owner, if she is committed to avoiding any distributio any distributions of profits. By establishing generou herself or her relatives at the high range of what is r business or new equipment, leasing expensive cars, e are rarely any profits to be distributed. So long as investor probably won't be able to force the comp





truCrowd

RECO
LIVE L
A MICHAEL VARNE

OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	*Total*
Target Offering	**1,000**	
Maximum Amount	**107,000**	**$1**

other similarly situated investors to the Investor, and
to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor wil
  sale of the Company or a substantial portion of its asse
  management of the Company and the Board of Direc
  as to maximize value for shareholders.
- **Transactions with related parties:**
  The Investor should be aware that there will be occas
  conflicts of interest in its operations. On any issu
  management and the Board of Directors of the Comp
  as to the Company's best interests. The Compar
  subsidiaries or other related parties, which may be or
  all cases consistent with the duties of the management
  and interest in the company, the investor will be dee
  such actual or potential conflicts of interest and to ha
  arising from the existence of any such conflict of inte

24. Describe the material terms of any indebtedness o

Creditor(s)	Amount Outstanding	Interes
Navy Federal Credit	$ 5,060	14.9%
Navy Federal Credit	$7,053	14.9%





OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	Total
Target Offering	1,000	
Maximum Amount	107,000	$1

FINANCIAL CONDITION

27. Does the issuer have an operating history? ☑ Yes

28. Describe the financial condition of the issuer, incl resources and historical results of operations.

Varner Enterprises and its subsidiary L2 Records are operations. Varner Enterprises is a self funded co liability obligations incurred through L2 Records. N positive revenue documented as of yet.

FINANCIAL INFO

29. Include the financial information specified below o years or the period(s) since inception, if shorter:

Varner Enterprises is a Delaware Corporation form provided Reviewed Financials which include the ope Records which was acquired by Varner Enterprises a not have a full fiscal year to report until 2020.





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RECOR
LIVE LIT
A MICHAEL VARNER BRAND

OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	Total
Target Offering	1,000	
Maximum Amount	107,000	$

CONSOLIDATED

Varner Enterprises Inc.
As of the date of Incep
Year Ended December
With Independent Acc

VARNER ENTERPR

Consolidated Financial

As of the date of inception, February 5, 2019 ar

 

OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	Total
Target Offering	**1,000**	
Maximum Amount	**107,000**	$

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Independent Accountant'

The Board of Directors
Varner Enterprises Inc.

I have reviewed the accompanying consolidated fina
which comprises the balance sheets as of February 5,
ended December 31, 2018, and the related conso
stockholders' deficit, and cash flows for the periods th
to the financial statements. A review includes pr
management's financial data and making inquiries
substantially less in scope than an audit, the objectiv
regarding the financial statements as a whole. Accord

Management's Responsibility for the Financial Sta

Management is responsible for the preparation and fa
in accordance with accounting principles generally ac
includes the design, implementation, and mainten
preparation and fair presentation of financial stateme





truCrowd

RECOR

LIVE LIT

A MICHAEL VARNER BRAND

OFFERING ST

1,000 Units of SAFE+REV a		
	# Of Shares	*Total*
Target Offering	**1,000**	
Maximum Amount	**107,000**	**$**

Varner Enterpris

Consolidated Balan

Assets
Current assets:
Cash and cash equivalents

Total current assets

Property plant and equipment:

Deferred tax asset *(note 2)*
Total assets

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Accrued interest
Credit card payable
Line of credit *(note 3)*





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RECORI
LIVE LIT
A MICHAEL VARNER BRAND

OFFERING ST

1,000 Units of SAFE+REV a		
	# Of Shares	*Total*
Target Offering	**1,000**	
Maximum Amount	**107,000**	**$**

Varner Enterpri

Consolidated Statements

Revenue

Expenses:
Advertising and marketing
Bank charges & credit card charges
Legal expenses
Travel and meals
Total operating expenses

Operating Loss

Other income / (expense)
Interest expense
Total other income

Net loss





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RECORI
LIVE LIT
A MICHAEL VARNER BRAND

OFFERING ST

1,000 Units of SAFE+REV a		
	# Of Shares	*Total*
Target Offering	**1,000**	
Maximum Amount	**107,000**	**$**

Varner Enterp

Consolidated Statements of Char

	Common stock par value $.00001
Balance at December 31, 2017	**$**
Plus: Stockholders' Contributions	6
Less: Net Loss	
Balance at December 31, 2018	**$ 6**
Plus: Stockholders' Contributions	
Less: Net Loss	
Balance at February 5, 2019	**$ 6**





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RECORI
LIVE LIT
A MICHAEL VARNER BRAND

OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	*Total*
Target Offering	**1,000**	
Maximum Amount	**107,000**	**$**

Varner Enterpri

Consolidated Statements

Operating activities
Net Loss
Increase (decrease) in interest expenses
Increase (decrease) in trades payables
Net cash used by operating activities

Investing activities
Property and equipment
Net cash used in investing activities

Financing activities
Proceeds from Line of credit
Proceeds from capital contribution
Net cash provided by financing activities

Net increase in cash and cash equivalents *(note 1)*
Cash and cash equivalents at beginning of year





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RECORI
LIVE LIT
A MICHAEL VARNER BRAND

OFFERING STA

	# Of Shares	Total
1,000 Units of SAFE+REV a		
Target Offering	**1,000**	
Maximum Amount	**107,000**	**$**

Varner Enterpris
Notes to Consolidated Finan
February 5, 201

1. Business and Summary of Significant Accounting

Description of Business and Basis of Presentation

Varner Enterprises Inc., (the Company) is a developmen
As its first asset, the Company has acquired an independ
wholly owned subsidiary that works with artists in the p
Records deals with the end-to end management of musi
multimedia to produce, manage, promote and distribute

Principles of Consolidation

The consolidated financial statements include the accou
owned subsidiaries. Intercompany accounts and transac
consolidation.

Use of estimates:





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RECORI
LIVE LIT
A MICHAEL VARNER BRAND

OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	*Total*
Target Offering	**1,000**	
Maximum Amount	**107,000**	**$**

Varner Enterpri
Notes to Consolidated Financial
February 5, 2

Accounting Method

The Company's financial statements are prepared us
accordance with this method of accounting, revenue
earned and expenses are recognized in the period in
expenses that are applicable to future periods are presen
on the accompanying balance sheets

2. Deferred Income Taxes

The Company files income tax returns in the U.S
jurisdiction. The Company has decided to set up valua
estimate the realization date. Following is the detail c

Tax Year	Tax bene - Federa
2019	$
2018	2,8





OFFERING STA

1,000 Units of SAFE+REV	a	
	# Of Shares	Total
Target Offering	1,000	
Maximum Amount	107,000	$

Varner Enterpris

Notes to Consolidated Financial S

February 5, 20

4. Common Stock

The relative rights, powers, preferences, qualificatio
Common Stock, are as follow:

Each share of Class A Common Stock is entitled to

5. Commitments and Contingencies

As of the date of issuance of financials, February 12, 20
contingencies.

6. Subsequent Events

Management has evaluated subsequent events through
financial statements were available to be issued.





OFFERING ST

1,000 Units of SAFE+REV a		
	# Of Shares	Total
Target Offering	1,000	
Maximum Amount	107,000	$

30. With respect to the issuer, any predecessor of the issuer, ar
or managing member of the issuer, any beneficial owner c
equity securities, calculated in the same form as described
promoter connected with the issuer in any capacity at the
paid (directly or indirectly) remuneration for solicitation c
or any general partner, director, officer or managing meml

(1) Has any such person been convicted, within 10 years (or
affiliated issuers) before the filing of this offering statemen

(i) in connection with the purchase or sale of any sec

(ii) involving the making of any false filing with the

(iii) arising out of the conduct of the business of an u
investment adviser, funding portal or paid solicit

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment or decre
five years before the filing of the information required by
filing of this offering statement, restrains or enjoins such





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RECORI
LIVE LIT
A MICHAEL VARNER BRAND

OFFERING ST

1,000 Units of SAFE+REV a		
	# Of Shares	Total
Target Offering	1,000	
Maximum Amount	107,000	$

☐ Yes ☑ No

(ii) constitutes a final order based on a violation
manipulative or deceptive conduct and for which
on the date of the filing of this offering statement

If Yes to any of the above, explain:

(4) Is any such person subject to an order of the Commissi
Exchange Act or Section 203(e) or (f) of the Investment A
offering statement:

(i) suspends or revokes such person's registration as
adviser or funding portal? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or o

(iii) bars such person from being associated with any
the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5) Is any such person subject to any order of the Commission
statement that, at the time of the filing of this offering
committing or causing a violation or future violation of:

 

OFFERING ST

	# Of Shares	Total
1,000 Units of SAFE+REV a		
Target Offering	**1,000**	
Maximum Amount	**107,000**	**$**

If Yes, explain:

(8)   Is any such person subject to a United States Postal Serv
before the filing of the information required by Section 4
time of filing of this offering statement, subject to a temp
respect to conduct alleged by the United States Postal Serv
or property through the mail by means of false representat

☐ Yes   ☑ No

If Yes, explain:

**If you would have answered "Yes" to any of these questions had
expulsion or bar occurred or been issued after May 16, 2016, t
under Section 4(a)(6) of the Securities Act.**

OTHER MATERIAL INFO

31.   In addition to the information expressly required to be incl

We have available by request the Reviewed Financials, a business





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L RECOR
LIVE LIT
A MICHAEL VARNER BRAND

OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	Total
Target Offering	1,000	
Maximum Amount	107,000	$

*   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECU

9. The authority citation for part 240 continues to read, in p
77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k
78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 8
U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and P
otherwise noted.

10. Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section

(a) For purposes of determining whether an issuer is requi
to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definitio
pursuant to the offering exemption under section 4(a)(6) of the Sec

(1) Is current in filing its ongoing annual reports required

chapter;

(2) Has total assets not in excess of $25 million as of the e

(3) Has engaged a transfer agent registered pursuant to S

 

OFFERING ST

1,000 Units of SAFE+REV a		
	# Of Shares	Total
Target Offering	1,000	
Maximum Amount	107,000	$

Summary

SECURITY OFFERED FOR SALE

	EC
VALUATION CAP	$2,
DISCOUNTED RATE	N/
MFN PROVISION	No
ANTI-DILUTION RIGHTS	No
TARGET NUMBER OF UNITS OF SAFE+REV(TM)	1,0
MAXIMUM NUMBER OF UNITS OF SAFE+REV(TM)	107
PURCHASE PRICE PER UNITS	$10
MINIMUM UNITS PER INVESTOR	$25





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RECORI
LIVE LIT
A MICHAEL VARNER BRAND

OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	*Total*
Target Offering	**1,000**	
Maximum Amount	**107,000**	**$**

SAFE+REV Agr

This SAFE+REV Agreement is an agreement between ______
and _____________________ herein referred to as "Investor" f
which SAFE+REV Units are comprised of a sum total of a:
(A) **SAFE** (Simple Agreement for Future Equity) ful
(B) **REV** (Revenue Participation Rights Agreement)

Exhibit A and Exhibit B are attached hereto and made a pa
Exhibit A and Exhibit B shall remain in full force and effect,
are modified by or in conflict with the provisions of this SAFI
Agreement shall prevail.

Jurisdiction, Venue and Governing Law. Notwithstandi
SAFE+REV Agreement (including Exhibit A and Exhibit
of ________________________, (herein referred to as the "G
law provisions of such jurisdiction. With respect to any action
relating to, this Agreement or transactions related to this
consent and submit to the sole and exclusive jurisdiction of ei
State, or (b) State courts situated in the Governing State. The s
by means registered mail sent to their last known physical ad





OFFERING ST

1,000 Units of SAFE+REV a		
	# Of Shares	Total
Target Offering	1,000	
Maximum Amount	107,000	$

Exhibit A: Simple Agreement for Future Equity

THIS INSTRUMENT AND ANY SECURITIES ISSUAB
REGISTERED UNDER THE SECURITIES ACT OF 1933,
UNDER THE SECURITIES LAWS OF CERTAIN ST
OFFERED, SOLD OR OTHERWISE TRANSFERRED, P
PERMITTED UNDER THE ACT AND APPLICABLE ST
EFFECTIVE REGISTRATION STATEMENT OR AN EXE

SAFE

(Simple Agreement for

THIS CERTIFIES THAT in exchange for the payment by [In
"**Purchase Amount**") on or about [Date of SAFE], [Compan
"**Company**"), hereby issues to the Investor the right to certa
the terms set forth below.

The "**Valuation Cap**" is $2,800,000.

The "**Discount Rate**" is [*100 minus the discount*]%.

See **Section 2** for certain additional defined terms.

1. *Events*

   (a) **Equity Financing**. If there is an Equity Fina





OFFERING ST

1,000 Units of SAFE+REV		
	# Of Shares	Total
Target Offering	1,000	
Maximum Amount	107,000	$

In connection with Section (b)(i), the Purchase Amount will immediately prior to, or concurrent with, the consummation c to pay the Investor and holders of other SAFEs (collectively Company's available funds will be distributed with equal pri proportion to their Purchase Amounts, and the Cash-Out Inves of Common Stock equal to the remaining unpaid Purchase A with a Change of Control intended to qualify as a tax-free reo Purchase Amounts payable to the Cash-Out Investors by the faith to be advisable for such Change of Control to qualify a tax purposes, and in such case, the Cash-Out Investors w Common Stock equal to the remaining unpaid Purchase Amo

(c) **Dissolution Event**. If there is a Dissolution Eve Company will pay an amount equal to the Purchase Amount to, or concurrent with, the consummation of the Dissolution in preference to any Distribution of any of the assets of the C reason of their ownership thereof. If immediately prior to the of the Company legally available for distribution to the "**Dissolving Investors**"), as determined in good faith by the permit the payment to the Dissolving Investors of their respe Company legally available for distribution will be distribu Dissolving Investors in proportion to the Purchase Amounts





OFFERING ST

1,000 Units of SAFE+REV		
	# Of Shares	Total
Target Offering	1,000	
Maximum Amount	107,000	$

"**Company Capitalization**" means the **sum**, as of in
shares of Capital Stock (on an as-converted basis) issued and
outstanding vested and unvested options, warrants and ot
instrument, (B) all other SAFEs, and (C) convertible promi
reserved and available for future grant under any equity inc
equity incentive or similar plan to be created or increased in

"**Conversion Price**" means the either: (1) the SAFE P
results in a greater number of shares of SAFE Preferred Stoc

"**Discount Price**" means the price per share of the St
multiplied by the Discount Rate.

"**Distribution**" means the transfer to holders of Ca
cash or other property without consideration whether by wa
Common Stock payable in Common Stock, or the purchase
its subsidiaries for cash or property other than: (i) repurcha
directors or consultants of the Company or its subsidiaries p
right of first refusal or a right to repurchase shares upon ter
services; or (ii) repurchases of Capital Stock in connection w

"**Dissolution Event**" means (i) a voluntary terminat
benefit of the Company's creditors or (iii) any other liqui





OFFERING ST

1,000 Units of SAFE+REV a		
	# Of Shares	*Total*
Target Offering	**1,000**	
Maximum Amount	**107,000**	**$**

to (2) the total number of shares of outstanding Capital Stock prior to the issuance of the securities.

"**SAFE**" means an instrument containing a future ri content to this instrument, purchased by investors for the purp

"**SAFE Preferred Stock**" means the shares of a ser Equity Financing, having the identical rights, privileges, pre Preferred Stock, other than with respect to: (i) the per share purposes of price-based anti-dilution protection, which will e dividend rights, which will be based on the Conversion Price

"**SAFE Price**" means the price per share equal Capitalization.

"**Standard Preferred Stock**" means the shares of investing new money in the Company in connection with the

3. *Company Representations*

(a) The Company is a corporation duly organized, of the state of its incorporation, and has the power and author on its business as now conducted.





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RECORI
LIVE LIT
A MICHAEL VARNER BRAND

OFFERING STA

1,000 Units of SAFE+REV a		
	# Of Shares	Total
Target Offering	1,000	
Maximum Amount	107,000	$

(e) To its knowledge, the Company owns or possesse sufficient legal rights to all patents, trademarks, service mar information, processes and other intellectual property rights currently proposed to be conducted, without any conflict wit

4. ***Investor Representations***

(a) The Investor has full legal capacity, power and a to perform its obligations hereunder. This instrument consti enforceable in accordance with its terms, except as limited application relating to or affecting the enforcement of credito

(b) The Investor is an accredited investor as such ter Securities Act. The Investor has been advised that this instr registered under the Securities Act, or any state securities la registered under the Securities Act and applicable state s registration requirements is available. The Investor is purcha by the Investor hereunder for its own account for investment or for resale in connection with, the distribution thereof, a granting any participation in, or otherwise distributing the sa in financial and business matters that the Investor is capable o is able to incur a complete loss of such investment without im to bear the economic risk of such investment for an indefinit





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L RECORI
LIVE LIT
A MICHAEL VARNER BRAND

OFFERING ST

1,000 Units of SAFE+REV a		
	# Of Shares	*Total*
Target Offering	**1,000**	
Maximum Amount	**107,000**	**$**

including, without limitation, any general partner, managing
venture capital fund now or hereafter existing which is contr
members of, or shares the same management company with, tl
may assign this instrument in whole, without the consent of t
change the Company's domicile.

(e) In the event any one or more of the provisions of
illegal or unenforceable, in whole or in part or in any respect,
of this instrument operate or would prospectively operate to in
such provision(s) only will be deemed null and void and will
the remaining provisions of this instrument will remain ope
affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this

Investor: ___________________________________

Signature: ___________________________________

Print Name: ___________________________________

Date: ___________________________________





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RECORI
LIVE LIT
A MICHAEL VARNER BRAND

OFFERING ST

	# Of Shares	Total
1,000 Units of SAFE+REV a		
Target Offering	1,000	
Maximum Amount	107,000	$

Exhibit B: Revenue Participation Rights Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUAE REGISTERED UNDER THE SECURITIES ACT OF 1933, UNDER THE SECURITIES LAWS OF CERTAIN STATES SOLD OR OTHERWISE TRANSFERRED, PLEDGED OI UNDER THE ACT AND APPLICABLE STATE SECUR REGISTRATION STATEMENT OR AN EXEMPTION TH

Revenue Participation Rights Agr

For each Class A Revenue Share Unit purchased by the Inves RevShare. Payments of the RevShare will be made pursuant This Revenue Participation Rights Agreement is herein referr

Investor: ______________________________ is herein refer ________________ residing at ______________________ __________________________)

Issuer: ______________________________ is herein referre corporation whose registered agent address is: ____________

· **Number of Units to Investor:** Issuer hereby issues





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RECORI
LIVE LIT
A MICHAEL VARNER BRAND

OFFERING ST

1,000 Units of SAFE+REV		
	# Of Shares	Total
Target Offering	1,000	
Maximum Amount	107,000	$

2. **Annual Payment of RevShares.** On or before Marc
Share Unit(s) purchased by Investor hereunder, Issuer will c
RevShare attributable to the Measurement Period occurring c
On the following March 21, or the first business day there
calculated RevShare(s), if any, for each of the said Class
Investor. The last such disbursement will occur upon the final
of the Total Per Unit Defined Return for the said Class A Rev
All payments will be made in U.S. Dollars and by electronic t
maintain an account with a U.S. financial institution capable
Issuer will provide Investor IRS 1099 notices of income, to t
on or before the 31st day of each January. Issuer will allo
pursuant to applicable tax law. In order for Issuer to disbur
with a properly completed Form w-9 (or equivalent if Issuer

3. **Miscellaneous**

(a) **Severability.** If any one or more of the provisio
be invalid, illegal or unenforceable in any respect, such inva
any other provisions of this Agreement and this Agreeme
unenforceable provisions had never been contained herein

(b) **Communications in English.** All writings and c
Agreement shall be drawn up in the English language, and an
than English shall not be valid or have any legal effect wit
obligations or rights under, or related to this Agreement.





1,000 Units of SAFE+REV		
	# Of Shares	Total
Target Offering	1,000	
Maximum Amount	107,000	$

facsimile, electronic communications (including pdf or elect any counterpart so delivered shall be deemed to have been d for all purposes.

Investor: ________________________________

Signature: ________________________________

Print Name: ________________________________

Date: ________________________________

Issuer: ________________________________

Signature: ________________________________

Print Name: ________________________________

Date: ________________________________